Exhibit 99.1

Zapp EV Reports Fiscal Year 2023 Financial Results

Milestones achieved support rotation to in-production and commercial rollout in 2024

LONDON, February 26, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today reported financial results for the fiscal year ended September 30, 2023.

Recent Business Highlights

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Entered into a standby equity purchase agreement to sell up to $10 million worth of shares, with a majority of the proceeds to be used to start production and commercial rollout of the i300 electric urban motorcycle.
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Completed vehicle testing required for homologation in the European Union and Thailand.

2023 Operational Highlights

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Received two additional design awards, for a current total of eight, including the prestigious Red Dot Product Design Award in the motorcycles category.
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Two patents were granted relating to the weight- and component-reducing exoskeleton and interchangeable front fender.
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The first peer review from Electroheads received more than three million views across social media channels.
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Partnered with the Paris-based fintech firm Younited, which offers our European customers its Younited Pay instant credit payment solution when completing their order, with flexible payment plans designed to minimize monthly payments depending on the amount of the down payment and term of the desired repayment schedule.

2023 Financial Results

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IFRS Net loss of $222.1 million compared to $3.6 million in the prior year.
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2023 results reflected primarily other expenses of $213.7 million, which related to the business combination completed in April 2023.
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Operating loss of $7.8 million compared to $3.6 million in the prior year.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “We’ve taken a well-researched approach from day one and the start of production is a major tipping point for Zapp. The standby commitment of $10 million provides a runway beyond start of production and paves the road for commercial rollout and launch activities in multiple countries. The i300 is highly fit-for-purpose in its use case, and we believe Zapp can scale quickly after rolling out in Europe and key Asian markets, including India.”

Conference Call Information

Zapp will host a conference call for investors and analysts on Thursday, February 29, 2024, at 8:00 ET / 13:00 GMT. To join the conference call by phone, participants need to register in advance using the respective link below. Upon registration, participants will receive dial-in numbers and a unique code for use in joining the call. A live webcast of the conference call will be available through the link below and webcast participants may submit written questions during the call.

Event: Zapp Shareholder & Analyst Update

Date: Thursday, February 29, 2024

Time: 8:00 ET / 13:00 GMT

To register for dial-in details: https://register.vevent.com/register/BIefca2cabeb09491eb560e76ff8d01b8a

To register for webcast: https://edge.media-server.com/mmc/p/jxzwhyob

Following completion of the call, a replay will be available on the Zapp investor relations website at ir.zappev.com. Zapp uses this website as a means for complying with its disclosure obligations.

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp EV or any of its respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this press release have not been reviewed by any regulatory authority in any jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by these cautionary statements. Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ 000's)	September 30, 2023	September 30, 2022
Assets
Cash and cash equivalents	823.2	1,963.1
Other current assets	1,827.9	306.9
Property, plant and equipment	590.8	480.7
Other non-current assets	4,099.9	1,474.7
Total assets	7,341.8	4,225.4
Liabilities and Equity
Current liabilities
Trade, other payables and current liabilities	5,653.1	1,303.2
Liabilities related to business combination	18,045.1	-
Other non-current liabilities	2,081.2	409.7
Total liabilities	25,779.4	1,713.0
Stockholders' equity	(18,437.6)	2,512.4
Total liabilities and equity	7,341.8	4,225.4

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	For the Year Ended September 30,
($US 000's, except per share data)	2023	2022
Revenue	-	-
Cost of sales	-	-
Selling and distribution expenses	(1,425.3)	(423.1)
General and administrative expenses	(6,372.7)	(3,187.0)
Operating loss	(7,798.1)	(3,610.1)
Finance expense, net	(551.7)	(302.8)
Other (expenses) / income[1]	(213,747.7)	335.3
Loss before tax	(222,097.5)	(3,577.6)
Income tax	-	-
Loss for the year	(222,097.5)	(3,577.6)
Earnings per share	(4.65)	(0.09)

1Other expenses in 2023 consists primarily of fair value movements and share-based expenses related to the business combination.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
(US$ 000's)	2023	2022
Net cash used in operating activities	(6,505.4)	(2,802.9)
Net cash used in investing activities	(285.9)	(466.2)
Net cash from financing activities	5,648.8	5,070.0
Net (decrease) / increase in cash and cash equivalents	(1,142.5)	1,800.9
Cash and cash equivalents at October 1, 2022 and 2021	1,963.1	159.7
Effect of exchange rate fluctuations on cash held	2.6	2.5
Cash and cash equivalents at September 30, 2023 and 2022	823.2	1,963.1

Please refer to our Form 20-F for the year ended September 30, 2023 for the full financial statements and related notes and disclosures.